Citigroup Global Markets Holdings Inc.

Term Sheet No. 2021–USNCH6518 dated February 4, 2021 relating to Preliminary Pricing Supplement

No. 2021–USNCH6518 dated February 4, 2021

 Registration Statement Nos. 333-224495 and 333-224495-03

Filed Pursuant to Rule 433

Market Linked Securities—Contingent Fixed Return and Contingent Downside

Principal at Risk Securities Linked to the Worst Performing of the Dow Jones Industrial AverageTM, the Russell 2000® Index and the Nasdaq-100 Index® due March 2, 2026

Term Sheet to Preliminary Pricing Supplement No. 2021—USNCH6518 dated February 4, 2021

Key Terms
Issuer	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Term	Approximately 5 years
Underlyings	The Dow Jones Industrial AverageTM, the Russell 2000® Index and the Nasdaq-100 Index® (each, an “underlying”)
Stated Principal Amount	$1,000 per security
Pricing Date	February 25, 2021*
Issue Date	March 2, 2021*
Valuation Date	February 23, 2026*
Maturity Date	March 2, 2026*
Payment at Maturity	See “Payment at Maturity” on Page 3
Worst Performing Underlying	The underlying with the lowest underlying return
Underlying Return	For each underlying, (i) its final underlying value minus its initial underlying value, divided by (ii) its initial underlying value
Initial Underlying Value	For each underlying, its closing value on the pricing date
Final Underlying Value	For each underlying, its closing value on the valuation date
Contingent Fixed Return Amount	$380 to $420, which represents a fixed return equal to 38% to 42% of the stated principal amount (to be determined on the pricing date)
Threshold Barrier Value	For each underlying, 90% of its initial underlying value
Final Barrier Value	For each underlying, 70% of its initial underlying value
Calculation Agent	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount and Commission	Up to 3.62%, of which dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of 2.50% and WFA will receive a distribution expense fee of 0.12%. In respect of certain securities sold in this offering, CGMI may pay a fee of up to 0.1% to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	17328YJE5 / US17328YJE59

Investment Description

•	Linked to the worst performing of the Dow Jones Industrial AverageTM, the Russell 2000® Index and the Nasdaq-100 Index® (each referred to as an “underlying”)

•	Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity.
Instead, the securities provide for a payment at maturity that may be greater than, equal to or less than the stated principal amount of the securities, depending on the performance of the worst performing underlying from its initial underlying value to its final underlying value.
The payment at maturity will reflect the following terms:

o	If the final underlying value of the worst performing underlying is greater than or equal to its threshold barrier value, you will receive the stated principal amount plus the contingent fixed return of $380 to $420 (to be determined on the pricing date)

o	If the final underlying value of the worst performing underlying is greater than or equal to its final barrier value but less than its threshold barrier value, you will be repaid the stated principal amount

o	If the final underlying value of the worst performing underlying is less than its final barrier value, you will lose a significant portion, and possibly all, of the stated principal amount of your securities

•	The worst performing underlying is the underlying that has the lowest underlying return

•	The threshold barrier value for each underlying is equal to 90% of its initial underlying value

•	The final barrier value for each underlying is equal to 70% of its initial underlying value

•	Investors may lose up to 100% of the stated principal amount

•	Any positive return on the securities at maturity will be limited to the contingent fixed return, even if the final underlying value of the worst performing underlying significantly exceeds its initial underlying value; you will not participate in any appreciation of the worst performing underlying beyond the contingent fixed return

•	Your return on the securities will depend solely on the performance of the underlying that is the worst performing underlying. You will not benefit in any way from the performance of any better performing underlying. Therefore, you will be adversely affected if any underlying performs poorly, even if any other underlying performs favorably

•	All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.; if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you could lose some or all of your investment

•	No periodic interest payments or dividends

•	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the securities unless you are willing to hold them to maturity.

* Expected. To the extent that the issuer makes any change to the expected pricing date or expected issue date, the valuation date and maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

On the date of the related preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $900.00 per security, which will be less than the public offering price. The estimated value of the securities is based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 3 in this term sheet, “Summary Risk Factors” in the accompanying preliminary pricing supplement, “Risk Factors Relating to the Securities” in the accompanying product supplement and “Risk Factors” in the accompanying prospectus supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Examples
The diagram at right illustrates your payment at maturity for a range of underlying returns of the worst performing underlying. The diagram assumes that the contingent fixed return will be set at the lowest value indicated under “Key Terms” above. The actual contingent fixed return will be set on the pricing date.
Hypothetical Returns	■The Securities ■ The Worst Performing Underlying

The table below is based on a range of hypothetical underlying returns of the worst performing underlying and illustrates:

• the hypothetical underlying return of the worst performing underlying;

• the hypothetical payment at maturity per security; and

• the hypothetical total pre-tax rate of return.

The table below is based on a hypothetical initial underlying value for each underlying of 100 and does not reflect the actual initial underlying value of any underlying. The table assumes that the contingent fixed return will be set at the lowest value indicated under “Key Terms” above. The actual contingent fixed return will be set on the pricing date.

Hypothetical final underlying value of the worst performing underlying	Hypothetical underlying return of the worst performing underlying	Hypothetical payment at maturity per security	Hypothetical total pre-tax rate of return
200.00	100.00%	$1,380.00	38.00%
175.00	75.00%	$1,380.00	38.00%
150.00	50.00%	$1,380.00	38.00%
140.00	40.00%	$1,380.00	38.00%
130.00	30.00%	$1,380.00	38.00%
120.00	20.00%	$1,380.00	38.00%
110.00	10.00%	$1,380.00	38.00%
105.00	5.00%	$1,380.00	38.00%
100.00	0.00%	$1,380.00	38.00%
95.00	-5.00%	$1,380.00	38.00%
90.00	-10.00%	$1,380.00	38.00%
89.00	-11.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
69.99	-30.01%	$699.90	-30.01%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
25.00	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%
The above figures are for purposes of illustration only and may have been rounded for ease of analysis.

Payment at Maturity

For each $1,000 stated principal amount you hold at maturity:

• If the final underlying value of the worst performing underlying is greater than or equal to its threshold barrier value:

$1,000 + contingent fixed return;

• If the final underlying value of the worst performing underlying is less than its threshold barrier value, but greater than or equal to its final barrier value:

$1,000; or

• If the final underlying value of the worst performing underlying is less than its final barrier value:

$1,000 + ($1,000 × underlying return of the worst performing underlying)

If the final underlying value of the worst performing underlying is less than its final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity.

Risk Factors

An investment in the securities is significantly riskier than an investment in conventional debt securities. The securities are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the securities, and are also subject to risks associated with each of the underlyings. Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities. You should consult your own financial, tax and legal advisors as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities. You should read this summary together with the full description of the risk considerations provided for in the Preliminary Pricing Supplement and the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

•	You May Lose Some Or All Of Your Investment.

•	The Securities Do Not Pay Interest.

•	Your Potential Return On The Securities Is Limited.

•	The Securities Are Subject To Heightened Risk Because They Have Multiple Underlyings.

•	The Securities Are Subject To The Risks Of Each Of The Underlyings And Will Be Negatively Affected If Any One Underlying Performs Poorly, Regardless Of The Performance Of Any Other Underlying.

•	You Will Not Benefit In Any Way From The Performance Of Any Better Performing Underlying.

•	You Will Be Subject To Risks Relating To The Relationship Between The Underlyings.

•	You Will Not Receive Dividends Or Have Any Other Rights With Respect To The Securities Included In The Underlyings.

•	Your Payment At Maturity Depends On The Value Of The Worst Performing Underlying On A Single Day.

•	The Securities Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.

•	The Securities Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.

•	The Estimated Value Of The Securities On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.

•	The Estimated Value Of The Securities Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.

•	The Estimated Value Of The Securities Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination of The Secondary Market Rate With Respect To Us.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.

•	We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.

•	The Russell 2000® Index Is Subject To Risks Associated With Small Capitalization Stocks.

•	Our Offering Of The Securities Is Not A Recommendation Of Any Underlying.

•	The Closing Value Of An Underlying May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

•	We And Our Affiliates, Or Wells Fargo Or Its Affiliates, May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.

•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Securities.

•	Changes That Affect The Underlyings May Affect The Value Of Your Securities.

•	The Stated Maturity Date May Be Postponed If The Valuation Date is Postponed.

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the stated principal amount per security. Citigroup Global Markets Holdings Inc. and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement, an accompanying underlying supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-224495 and 333-224495-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, accompanying product supplement, accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Consult your tax adviser

Investors should review carefully the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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